April 30, 2025

David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square
Battle Creek, Michigan 49016

       Re: WK Kellogg Co
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Response dated April 9, 2025
           File No. 001-41755
Dear David McKinstray:

       We have reviewed your April 9, 2025 response to our comment letter and have the following comment.

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
27, 2025 letter.

Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 39

1. We note from your response to prior comment 1 that your non-GAAP adjustment for accelerated depreciation expense relates to depreciation recorded during the period for certain supply chain assets that will cease to be used in your manufacturing production by the end of 2026. As indicated in our prior comment, the exclusion of accelerated depreciation expense related to assets that are still in use does not appear to be consistent with Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise your non-GAAP
       measures accordingly or further explain your basis for excluding the incremental accelerated depreciation from Adjusted net income and Adjusted diluted
EPS.
 April 30, 2025
Page 2

     Please direct any questions to Anne McConnell at 202-551-3709 or Jennifer Thompson at 202-551-3737.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing